[GRAPHIC - CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

                 SURFACE DRILLING RESULTS ON MESTON PROPERTY AND
                UNDERGROUND DRILLING RESULTS AT THE JOE MANN MINE

MONTREAL, MAY 6, 2004 - CAMPBELL RESOURCES INC. (TSX : CCH ; OTCBB : CBLRF) is pleased to announce the first results of a surface drilling program undertaken in partnership with SOQUEM Inc. (35%) on the Meston property as well as results of diamond drillings completed at the Joe Mann Mine as part of the West Zone exploration program.

MESTON PROPERTY

The Meston property is contiguous to the Joe Mann property and is the joint property of Campbell Resources (65% and operator) and SOQUEM (35%).

In March 2004, a diamond drilling program (10,000 ft) was initiated in order to verify the western extensions of the Norhart, 2800 and 3100 Zones.

In 1995, the Norhart Zone, located some 3300 feet north of the Joe Mann Mine, had been the focus of a drilling campaign undertaken by SOQUEM. In 1996 and 1997, new drilling by SOQUEM identified two new gold bearing structures, Zones 2800 and 3100, parallel to the Norhart Zone and located 160 and 500 feet, respectively, north of the Norhart Zone.

The 2004 drilling program (H-04-575 to H-04-583) focused mainly on the western extensions of the 2800 and 3100 Zones. The drilling intercepted many mineralized structures grading up to 96.5 g Au/t and at widths of up to 6.34m. The drilling also indicated that the gold bearing structures extended over 1600 feet to the west and the assay results indicate that the Zones have a potential for the development of gold bearing economic lenses.

The Norhart, 2800 and 3100 Zones, in general, similar characteristics to the gold bearing veins already in production at the Joe Mann Mine (mineralization, orientation, inclination, width of mineralization, grade distribution and geometry). We can thus expect hectometric to kilometric extensions and narrow widths for the Norhart, 2800 and 3100 Zones. In the context of the Joe Mann Mine, this type of mineralization has proven potentially economic.

Two drillings on the Rohault gold bearing structure are underway (H-04-584 et H-04-585). These are located half-way between the Joe Mann Mine and the zones in the Norhart area.

Drilling results on the Meston property :


    HOLE        COORD.     AZ.   INCL.    FROM       TO        LONG.        AU      AU(*)      AG        REMARKS
     #                                                           M.         G/T      G/T      G/T
------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-575      4+60E     191o   -50o    221.63    222.60       0.97       1.46               1.8       Zone 3100
                0+20N

                                         265.69    267.78       2.09       4.14               2.8       Zone 2800
                                         INCL :

                                         267.17    267.78       0.61       9.69               5.2
------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-576      4+60E     223o   -50o    189.87    192.19       2.32       0.53               2.4       Zone 3100
                 0+00                    incl :
                                         189.87    190.39       0.52       0.91               6.5
------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-577      9+00E     191o   -55o                                       B T                       Anomalie P.P.
                4+15N

------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-578      3+00E     190o   -50o    222.01    222.31       0.30       16.05              64.2      Zone 3100
                0+10N

------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-579      2+00E     190o   -50o    131.89    135.10       3.21       1.46               0.04
                 0+00                    incl :
                                         131.89    132.40       0.51       5.41               0.09

                                         153.20    154.42       1.22       3.37               0.84      Zone 3100
                                         incl :
                                         153.20    153.58       0.38       9.87               0.73

                                         207.46    213.80       6.34       52.16     6.42     0.04      Zone 2800
                                         INCL :

                                         207.46    207.92       0.46       38.50              0.16     Visible gold
                                           ET

                                         213.49    213.80       0.31       >1000    68.56     0.28     Visible gold
------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-580      1+00E     190o   -50o    107.97    110.40       2.43       7.91               1.6
                0+35N                    INCL :
                                         109.53    109.76       0.23       58.40              9.9

                                         207.16    208.25       1.09       14.56    10.71     1.5      Zone 3100 ?
                                         INCL :

                                         207.16    207.31       0.15       96.50    68.56     8.2      Visible gold

                                         234.80      236        1.20       81.00    68.56     1.4      Zone 2800 ?
                                                                                                       Visible gold

------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------
  H-04-581       0+00     190o   -50o    77.73      78.08       0.35       7.11               1.5        Zone ???
                0+10N

                                         129.21    129.45       0.24       4.70               1.1        Zone ???

                                         135.27    135.56       0.29       9.38               14.5       Zone ???
------------- ----------- ------ ------ --------- ---------- ----------- ---------- ------- --------- ---------------


(*) : High gold grade cut at 68.56 g/t.

Qualified person

The drilling program was carried out by the personnel of Campbell Resources, under the supervision of Mr. Jean Girard, geol. ing. Mr. Girard is a qualified person as defined by National Instrument 43-101. He has 29 years of experience in exploration.

Assay Procedures

Samples from half of the split core were sent to ALS Chemex/Chimitec in Val d'Or, Quebec assay lab for gold assaying. The samples were ground to better than 70% -200 mesh. A representative, 250 to 300 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 1 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 5 g/t Au.

Portions of the original pulp of samples within the mineralized zone will be sent to a second, independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program. The other half of the split core is held at the Joe Mann Mine core shack for future reference.

JOE MANN, WEST ZONE

The main objective of this drilling program, started at level 2925, is to verify the potential of the West Zone between levels 2750 and 3450.

Since mid-December, 17 drilling have been completed in the West Zone between levels 2750 and 3450. All intercepted the gold bearing structure. Eleven (11) holes have returned grades from 0.138 to 0.391 opt Au at widths varying from 6.0 to 8.5 feet. They have also defined the eastern limit of the gold bearing structure.

Development work undertaken at level 2925 has led to the establishment, in the last week of April, of the first production area in the West Zone which should, by the end of 2004, yield over 25,000 tonnes of ore grading an average of 0.395 opt Au.

Development of levels between 2925 and 3450 should begin in 2004.

The following summarizes the drilling program results  :


 Hole no.     Section      Az       Incl.    *Elev.       Zone      From       ATo      Core length   True         Grade
                        (degree)  (degree)    (ft.)                                       (ft.)      thickness   Au (opt)
                                                                                                       (ft.)
-----------  ---------  --------  --------  --------  --------   --------  --------    ----------   ----------   --------
   EW-52      1306 W       45       +10       7166       West     456.2      463.0         6.8          6.0       0.146
   EW-53      1386 W       45       +24       7248       West     420.5      426.7         6.2          6.0       0.391
   EW-54      1686 W      348       +25       7276       West     408.7      415.4         6.7          6.0       0.154
   EW-55      1702 W      347       +27       7289       West     418.3      425.3         7.0          6.0       0.229
   EW-57      1353 W       23       -37       6607       West     837.8      848.8        11.0          6.0       0.203
   EW-59      1408 W       23       -33       6790       West     644.6      653.8         9.2          6.0       0.176
   EW-76      1329 W       34       -21       6901       West     553.5      561.7         8.2          6.0       0.228
   EW-77      1314 W       34       -28       6802       West     642.5      652.0         9.5          6.0       0.218
   EW-78      1271 W       36       -38       6605       West     824.2      840.7        16.5          8.5       0.301
   EW-79      1390 W       21       -38       6609       West     839.3      850.1        10.8          6.0       0.182
   EW-86      1444 W       12       -45       6356       West     1131.6    1144.2        12.6          6.0       0.138


 * Based on an elevation of 10,000 feet at surface.


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

To date, calculations from results of current and previous drilling campaigns in the West Zone, have established the mineral reserves and resources at:



CATEGORY             TONNE (T.C.)         AU (OPT)        AU (OUNCES)
---------            ------------         -------         -----------
RESERVES
Proven                 41,115              0.342           14,061
Probable               94,510              0.251           23,722

RESOURCES
Measured               34,660              0.255            8,838
Indicated              26,830              0.275            7,378
Inferred              325,721              0.172           56,024


(Methods and parameters described in 2003 Annual Report)

We are pursuing the drilling program in order to verify the West Zone extension between levels 2000 and 2750 and to the West.

Qualified Person

The drilling program was carried out under the supervision of Mr. Jean Tanguay, Chief Geologist at the Joe Mann Mine. Mr. Tanguay is a qualified person as defined by National Instrument 43-101. He has 8 years of experience in mining production and exploration.

Assay Procedures

Samples from half of the split core were sent to our own assay lab in Chibougamau, Quebec for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 250 to 300 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 2 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au.

A 30-gram portion of the original pulp of samples within the mineralized zone was sent to a second, independent laboratory (Chimitec, Val d'Or) for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program. To date, all results concur.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

SOQUEM is a wholly-owned subsidiary of SGF Mineral inc., a subsidiary of Societe generale de financement du Quebec ("SGF"). The mission of the Societe generale de financement du Quebec (SGF), as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec.

Certaines informations contenues dans ce communique de presse renferment des " enonces de nature prospective " au sens attribue a l'expression " forward looking statements " dans la loi des Etats-Unis intitulee Private Securities Litigation Reform Act of 1995, et comportent certains risques et incertitudes tels ceux presentes dans le rapport annuel de l'exercice termine le 31 decembre 2002 de Ressources Campbell au formulaire 20F. Ces facteurs comprennent, mais sans s'y limiter, ce qui suit : tout ecart entre les reserves estimatives et les reserves reelles de minerai; toute modification des programmes d'exploration, de mise en valeur et d'extraction miniere decoulant d'une reaction de prudence de la direction compte tenu des resultats d'exploration en cours, ou en raison de consideration financieres ou d'ingenierie; les fluctuations du prix de l'or qui ont une incidence sur la rentabilite et les reserves de minerai de Campbell. Le lecteur ne doit se fier indument a ces enonces de nature prospectives, qui ne sont valables qu'en date des presentes. Campbell affirme par les presentes n'avoir aucune obligation de mettre a jour ou de reviser tout enonce de nature prospective, que ce soit a la suite de nouvelles informations, d'evenements futurs ou autrement.

                                      -30-

FOR ADDITIONAL INFORMATION :

CAMPBELL RESOURCES INC.
Andre Fortier
President and Chief Executive Officer
Tel.: 514-875-9037
Fax : 514-875-9764
e-mail : afortier@campbellresources.com

Alain Blais
Vice President, Geology and development
Tel.: 418-748-7691
Fax : 418-748-7696
e-mail : ablais@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Colette Saulnier : csaulnier@renmarkfinancial.com
Tel.: 514-939-3989
Fax : 514-939-3717
www.renmarkfinancial.com


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